SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.

Report of Independent Public Accountants on
the Special Review of Quarterly Information
(Convenience translation into English from the original previously issued in Portuguese.)
September 30, 2003

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SPECIAL REVIEW

(Convenience Translation into English from the original previously issued in Portuguese.)

To the Shareholders and Board of
Directors of Embratel Participações S.A.
Rio de Janeiro – RJ

1. We have made a special review of the balance sheets of Embratel Participações S.A. (a Brazilian corporation) and subsidiaries (parent company and consolidated) as of September 30 and June 30, 2003 and the statements of income for the nine-month periods ended September 30, 2003 and 2002, and the report on performance, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - Ibracon, together with the Federal Accounting Council, for review of quarterly information (Standard #NPA 06) and comprised: (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company. Considering that this special review does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned financial statements.

3. Based on our special review, we are not aware of any material modification that should be made to the information contained in the financial statements referred to in paragraph 1, for them to be in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, October 31, 2003.

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Auditores Independentes	Engagement Partner

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003
(In thousands of Brazilian reais)
(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

		Company		Consolidated

		September30,	June30,	September30,	June 30,
ASSETS	Notes	2003	2003	2003	2003

CURRENT ASSETS		26,746	26,342	2,985,148	2,909,846

Cash and cash equivalents	12	19,890	19,705	685,132	662,448
Trade accounts receivable	13	-	-	1,546,835	1,413,059
Deferred and recoverable taxes	14	6,845	6,631	516,651	499,571
Assets for disposal	15	-	-	2,946	119,038
Other current assets		11	6	233,584	215,730
NONCURRENT ASSETS		12,516	12,516	1,583,885	1,513,049

Deferred and recoverable taxes	14	-	-	1,197,007	1,153,229
Deposits in court		12,516	12,516	348,533	321,464
Other noncurrent assets		-	-	38,345	38,356
PERMANENT ASSETS		4,872,395	4,857,120	7,308,116	7,449,030

Investments	15	4,872,395	4,857,120	81,564	80,215
Property, plant and equipment	16	-	-	7,226,552	7,368,815

TOTAL ASSETS		4,911,657	4,895,978	11,877,149	11,871,925

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003
(In thousands of Brazilian reais)
(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

		Company		Consolidated
LIABILITIES	Notes	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

CURRENT LIABILITIES		19,662	19,740	3,711,608	3,906,451

Loans and financing	19	-	-	1,445,443	1,761,565
Accounts payable and accrued expenses	17	1	8	1,518,537	1,429,276
Taxes and contributions	18	24	77	313,276	278,281
Personnel, charges and social benefits		-	-	110,944	111,460
Dividends and interest payable on capital	22.d	19,626	19,645	19,626	19,645
Provision for contingencies	20	-	-	50,504	50,250
Employees' profit sharing		-	-	37,888	50,744
Actuarial liabilities – Telos	21	-	-	65,390	67,315
Related party liabilities	23	-	-	12,536	8,399
Other current liabilities		11	10	137,464	129,516
NONCURRENT LIABILITIES		13,431	13,431	2,923,640	2,744,233

Loans and financing	19	-	-	2,531,140	2,354,428
Actuarial liabilities – Telos	21	-	-	323,662	314,375
Taxes and contributions	18	12,516	12,516	53,025	53,026
Sundry credits and other liabilities		915	915	15,813	22,404

DEFERRED INCOME		-	-	113,933	117,426

MINORITY INTEREST		-	-	249,404	241,008

SHAREHOLDERS' EQUITY	22	4,878,564	4,862,807	4,878,564	4,862,807

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		1,912,113	1,912,113	1,912,113	1,912,113
Treasury stock		(40,680)	(41,635)	(40,680)	(41,635)
Retained earnings		733,218	718,416	733,218	718,416

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4,911,657	4,895,978	11,877,149	11,871,925

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)
(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

		Company		Consolidated

		September 30,		September 30,

	Notes	2003	2002	2003	2002

GROSS OPERATING REVENUE
Telecommunications services		-	-	6,712,929	7,229,276
Gross revenue deductions		-	-	(1,543,649)	(1,643,761)

Net operating revenue	5	-	-	5,169,280	5,585,515
Cost of services	6	-	-	(3,468,043)	(3,760,504)

Gross profit		-	-	1,701,237	1,825,011

OPERATING REVENUES (EXPENSES)		151,425	(740,477)	(1,265,576)	(1,544,455)

Selling expenses	7	-	-	(585,264)	(825,480)
General and administrative expenses	8	(3,148)	(2,777)	(740,388)	(733,638)
Other operating revenues (expenses), net		(7)	-	60,076	14,663
Equity method results		154,580	(737,700)	-	-

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSE)		151,425	(740,477)	435,661	280,556
Financial income (expense)	9	3,335	2,196	5,227	(1,702,910)

OPERATING INCOME (LOSS)		154,760	(738,281)	440,888	(1,422,354)
Extraordinary non-operating income - ILL	11.2a	-	-	-	198,131
Other non-operating income (expense), net	10	29	(57)	(166,024)	11,572

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST		154,789	(738,338)	274,864	(1,212,651)
Income tax and social contribution on profits	11	(35)	-	(95,088)	475,107
Minority interest		-	-	(25,237)	(740)

NET INCOME (LOSS) FOR THE PERIOD	22	154,754	(738,338)	154,539	(738,284)

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)		332,669,911	332,629,361

NET INCOME (LOSS) PER THOUSAND OUTSTANDING SHARES IN R$		0.46	(2.22)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
(In thousands, except as indicated otherwise)
(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

1. OPERATING OVERVIEW

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (Brazilian subsidiary of MCI).

As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company’s capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company’s capital stock.

Embratel Participações S.A. holds 98.8% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides mainly international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

The businesses of the Company and its subsidiaries are regulated by Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

On August 15, 2002, the subsidiary Embratel was granted an undefined term authorization by Anatel to operate Switched Fixed Telephony Services (STFC), for local services, in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the authorization to operate in domestic territory. The subsidiary Embratel started rendering those services effective in December 2002.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for a 15-year term.

As from July 6, 2003, users of Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the probability of using pre and post-paid calling cards for cellular phones. Embratel also benefits customers sending a single invoice: calls made from cellular phones will be charged on the normal invoice of the cellular operators.

The subsisdiary Embratel incorporated, on August 18, 2003, Click 21 Comércio de Publicidade Ltda., for providing Internet access and products for residential customers and small companies, offering a complete solution for their Internet needs through a single provider, including a particular domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending fax, as well as an exclusive content.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

3. PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Refer to highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b. Trade Accounts Receivable

Refer primarily to the amounts receivable from long distance domestic and international telecommunication, billed and/or unbilled at the closing dates of the financial statements, as well as amounts receivable from data services and other.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c. Foreign Currency Transactions

Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d. Investments

Refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in international satellite companies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

Fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest established in contracts, and, where applicable, exchange variations.

f. Loans and Financing

Loans and financing include accrued interest and are updated based on exchange or monetary variation through the closing dates of the balance sheets, according to the terms of each agreement.

g. Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, as described in Notes 11, 14 and 18, based on the assumption of its future realization.

h. Provision for Contingencies

The provision for contingencies is updated through the closing dates of the balance sheets by the probable amount for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 20.

i. Actuarial Liabilities - Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 21). Contributions to the plans are determined according to actuarial calculations and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were integrally recognized in financial statements as of December 31, 2001.

j. Deferred Income

This amount is related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

k. Revenue Recognition

Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing problems or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made (Note 5).

l. Financial Income (Expense)

Represents interest and exchange and monetary variations resulting from financial applications, loans and financing obtained and other liabilities subject to updates, which are recognized on an accrual basis. Additionally, comprises banking and fiduciary letters expenses, as well as PIS and COFINS (calculated on financial income) and CPMF, classified until the second quarter as general and administrative expenses.

Banking and fiduciary letters expenses, PIS and COFINS (calculated on financial income) and CPMF, recorded as general and administrative expenses to income statements for the nine-month period ended September 30, 2002, were reclassified for better comparability purposes (Note 9).

m. Employees' Profit Sharing

The subsidiaries Embratel and Star One have provided for employees’ profit sharing, calculated based on corporate and individual goals, and payment of which is subject to approval by the General Meeting of Shareholders. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries recorded that expense to operational expenses in the statements of income (R$34,865 and R$23,189 for the nine-months period ended September 30, 2003 and 2002, respectively). For comparative purposes, the statements of income for nine-month period ended September 30, 2002 reflect such procedure.

n. Minority Interests

Refers to the minority shareholder interests in the Embratel and Star One subsidiaries.

o. Income (Loss) per Thousand Shares

Income (Loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheets date.

p. Use of Estimates

Management is required to make estimates and assumptions related to the recording and disclosure of assets and liabilities, revenues and expenses, on the financial statements. Actual results may differ from those estimates and assumptions.

4. CONSOLIDATION PROCEDURES

In the consolidated financial statements, the following items are eliminated: investments in subsidiaries against the respective shareholders’ equity, unrealized intercompany profits and losses, when applicable, equity results, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities, as well as the minority interest in shown separately in results and in shareholders’ equity.

The consolidated financial statements as of September 30, 2003 and June 30, 2003 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, through direct or indirect participation in voting capital share, as follows:

	September 30, 2003	June 30, 2003

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8	98.8
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Star One S.A.	80.0	80.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Clearinghouse Ltda. (Note 15)	-	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Click 21 Comércio de Publicidade Ltda. (Note 1)	100.0	-

5. NET OPERATING REVENUE

	Consolidated

	September 30,

	2003	2002

Voice-
Domestic long-distance	2,957,452	3,345,954
International long-distance (*)	644,683	698,029

	3,602,135	4,043,983
Data & Internet-
Corporative and other	1,262,430	1,305,186
Telecommunications companies	68,180	56,629

	1,330,610	1,361,815

Other services	236,535	179,717

Total	5,169,280	5,585,515

(*) During the nine month period ended September 30, 2003, the Company adopted the procedure of reporting international long-distance revenues reflecting the amounts payable to foreign administrators (settlement) in the cost of services. Previously, these revenues were reported net of settlement. Such change aims to align the Company’s procedures with the recent changes in the telecommunications market practices. Although this change does not affect reported gross profit, and the practice previously adopted by the Company is in accordance with the previous market practice, the current procedure is considered as preferential since it facilitates comparability with other companies of the sector.

As a result of this change, gross and net international long-distance revenues of the nine-month period ended September 30, 2002, as well as the cost of services in the same period, were reclassified, for better comparability.

6. COST OF SERVICES

	Consolidated

	September 30,

	2003	2002

Interconnection/facilities	(2,364,630)	(2,699,222)
Depreciation and amortization	(731,015)	(720,016)
Personnel	(157,377)	(158,045)
Third-party services (*)	(166,657)	(150,147)
Other	(48,364)	(33,074)

Total	(3,468,043)	(3,760,504)

(*) Refers substantially to maintenance of telecommunications equipment and public services (energy).

The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998.

7. SELLING EXPENSES

	Consolidated

	September 30,

	2003	2002

Allowance for doubtful accounts	(271,272)	(489,677)
Personnel	(174,376)	(181,196)
Third-party services (*)	(129,905)	(144,008)
Depreciation and amortization	(2,853)	(2,550)
Other	(6,858)	(8,049)

Total	(585,264)	(825,480)

(*) Refers substantially to marketing, advertisement, advisory and consulting expenses.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	September 30,		September 30,

	2003	2002	2003	2002

Third-party services (*)	(2,706)	(2,463)	(381,972)	(401,226)
Taxes	(222)	(20)	(55,451)	(65,370)
Personnel	(217)	(291)	(100,511)	(100,733)
Depreciation and amortization	-	-	(131,125)	(119,035)
Employees’ profit sharing	-	-	(34,865)	(23,189)
Other	(3)	(3)	(36,464)	(24,085)

Total	(3,148)	(2,777)	(740,388)	(733,638)

(*) Refers substantially to maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

9. FINANCIAL INCOME (EXPENSE)

	Company		Consolidated

	September 30,		September 30,

	2003	2002	2003	2002

Financial income-
Interest on temporary investments	3,491	2,528	182,462	126,816
Monetary variation – credit	-	-	1,168	225
Exchange variation – asset	5	-	(91,487)	327,253

Subtotal	3,496	2,528	92,143	454,294

Financial expense-
Financial charges and other (*)	(161)	(332)	(365,968)	(339,113)
Monetary variation – charge	-	-	(44,460)	(20,607)
Exchange variation – liabilities	-	-	323,512	(1,797,484)

Subtotal	(161)	(332)	(86,916)	(2,157,204)

Total	3,335	2,196	5,227	(1,702,910)

(*)Other financial expenses refer to expenses related to banking and fiduciary letters expenses, PIS and COFINS on financial income and CPMF, totaling R$50,764 and R$79,956 in the nine-months period ended September 30, 2003 and 2002, respectively (Note 3.l).

In the nine-month period ended September 30, 2003, the Brazilian real revalued by 17.26% (devalued by 67.85% in the same period of 2002) against the US dollar, and devaluation of 12.08% against the Japanese Yen (revaluation of 80.85% in the same period of 2002), resulting in a recovery of exchange variation charges in the amount of R$323,512 (exchange variance charges of R$1,797,484 in the same period of 2002) in the period, net of losses (gain) on hedge contracts recorded during the period, in the amount of R$361,973 – expense – (R$933,427 – revenue – in the same period of 2002).

10. OTHER NON-OPERATING INCOME (EXPENSE), NET

	Consolidated

	September 30,

	2003	2002

Revenues -
Proceeds from sale of permanent assets	4,431	5,191
International consortia	937	1,565
Rent of infrastructure to third parties	7,442	14,292
Other	2,795	4,415
Expenses-
Write-off of permanent assets (*)	(135,953)	(9,252)
Sponsorships/cultural incentives (Rouanet Law)	(5,672)	(3,870)
Withholding income tax on remittances to foreign
Telecommunications companies (Note 20 c.1)	(39,462)	-
Other	(542)	(769)

Total	(166,024)	11,572

(*) On March 24, 2003, the principal customer obtained through the acquisition of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with the subsidiary Embratel. During the second quarter of 2003, this customer began disconnecting several circuits which were being provided based on the aforementioned contract. Consequently, in June 2003, the subsidiary Embratel opted for the write-off of the unamortized balance of goodwill related to Acessonet, resulting in a charge of R$101,489 under this heading.

Additionally, the loss arising from the sale of Intelsat, in the amount of R$18,679 is also recorded under this heading, as mentioned in Note 15.

11. INCOME TAX AND SOCIAL CONTRIBUTION ON PROFITS

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 18).

Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On September 30, 2003, the subsidiary Embratel had R$1,244,822 in tax losses and R$1,107,035 of negative basis of social contribution (on September 30, 2002, R$1,682,243 in tax losses and R$1,552,696 of negative basis of social contribution).

11.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income (expense) tax and social contribution income for nine-month periods ended September 30, 2003 and 2002 totals R$(37,918) and R$496,533, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 14).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated

	September 30,

	2003	2002	2003	2002

Current -
Social contribution	(13)	-	(15,137)	(5,680)
Income tax	(22)	-	(42,033)	(15,746)

Total current expense	(35)	-	(57,170)	(21,426)

Deferred -
Social contribution	-	-	(10,038)	131,471
Income tax	-	-	(27,880)	365,062

Total deferred income	-	-	(37,918)	496,533

Total	(35)	-	(95,088)	475,107

The current income tax and social contribution charge, reported in the statements of income for the nine-month periods ended September 30, 2003 and 2002, arises substantially from the subsidiary Star One.

11.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	September 30,

	2003	2002	2003	2002

Income (Loss) before taxes and minority interest	154,789	(738,338)	274,864	(1,212,651)

Social contribution income (loss) at nominal rate	(13,931)	66,450	(24,738)	109,139
Rate adjustment to obtain effective rate
Social contribution on amortization of goodwill from merger	-	-	(1,785)	(1,785)
Financial charges	-	-	-	4,981
Favorable decision on ILL lawsuit (note 11.2.a)	-	-	-	12,961
Sundry permanent additions and exclusions (*)	13,918	(66,450)	1,349	495

Social contribution benefit (expense) on statement of income	(13)	-	(25,174)	125,791

Income tax income (expense) at nominal rate	(38,697)	184,585	(68,716)	303,163
Rate adjustment to obtain effective rate
Income tax on amortization of goodwill from merger	-	-	(4,958)	(4,958)
Financial charges	-	-	-	13,837
Favorable decision on ILL lawsuit (note 11.2.a)	-	-	-	36,002
Sundry permanent additions and exclusions (*)	38,675	(184,585)	3,760	1,272

Corporate income tax credit (expense) per statement of income	(22)	-	(69,914)	349,316

Income tax and social contribution on profits	(35)	-	(95,088)	475,107

(*)Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

a. Recovery of Tax on Net Income (ILL)

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido). During this period, the Company regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the Company field a lawsuit, and obtained an injunction in order to get a tax credit.

This amount was offset against income tax that Embratel would have paid from May 1999 to July 2001. Upon making this offset, Embratel did not credit the amounts offset to income statement as the offset was still subject to final decision by a higher court. In March, 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right of offset. In May, 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax deductible expense when paid between 1989 and 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company decided to recognize in 2002 as extraordinary income the related amounts described below.

Consolidated

September 30,
2002

Reversal due to favorable decision on ILL suit
(principal and monetary restatement)	144,006
Financial expenses reversal	54,125

Total	198,131

12. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2003	2003	2003	2003

Cash and bank deposits	80	22	166,602	247,187
Foreign short-term investments	-	-	213,481	69,156
Marketable securities	19,810	19,683	305,049	346,105

Total	19,890	19,705	685,132	662,448

Marketable securities are represented primarily by fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications, and, as of September 30, 2003, from amounts received in connection with the sale of Intelsat Ltd. (Note 15).

13. TRADE ACCOUNTS RECEIVABLE

	Consolidated

	September 30,	June 30,
	2003	2003

Voice services	2,641,515	2,470,196
Data, telecom operators and other services	638,137	592,577
Foreign administrators	211,466	215,248

Subtotal	3,491,118	3,278,021
Allowance for doubtful accounts	(1,944,283)	(1,864,962)

Total	1,546,835	1,413,059

The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of September 30, 2003 and June 30, 2003 refers substantially to provisions for amounts over 120 days past due on voice services.

During 2003 and 2002, the Company continued making significant investments in measures to improve its collection rate and also continued to manage calls more aggressively so as to ensure that non-payers were prevented from using its network. These investments have resulted in a decrease in doubtful accounts charges. In the nine-months period ended September 30, 2003, such charges decreased by R$218,405, as compared to the same period in 2002.

During 2002, the Company signed co-billing agreements with local phone service providers. This consists of invoicing customers for services rendered by the subsidiary Embratel on the same bill which is used by the local phone company to charge for its own services. Co-billing is a billing alternative which the subsidiary Embratel offers to its customers to make the payment easier, and may also contribute to improve collections as the procedure is more widely implemented.

14. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2003	2003	2003	2003

Deferred income tax and
social contribution assets-
Provision for write-off of
property, plant and equipment	-	-	16,677	16,061
Tax losses	-	-	311,205	297,712
Negative basis of social contribution	-	-	99,633	95,474
Allowance for doubtful accounts	-	-	656,820	631,494
Goodwill on the acquisition of investment	-	-	20,230	22,478
Cofins/PIS – temporarily non-deductible	1,872	1,872	30,402	30,402
Other deferred taxes (provisions)	-	-	160,213	163,021
Withholding income tax (IRRF)	4,850	4,687	71,954	90,436
Recoverable income tax/social contribution	123	72	61	77
Value-added goods and services tax – ICMS	-	-	254,752	260,609
Recovery of COFINS credits (*)	-	-	46,197	-
Other	-	45,514	45,036

Total	6,845	6,631	1,713,658	1,652,800

Current	6,845	6,631	516,651	499,571

Noncurrent	-	-	1,197,007	1,153,229

(*)In September 2003, the subsidiary Embratel recovered overpaid amounts related to COFINS, since, in the past, the Company did not excluded revenues arising from exportation of services from the base for calculation of COFINS, as legally provided. The recoverable amount aggregates R$46,197, of which R$17,735 correspond to the principal amount, recorded under the heading Other Operating Income (Expenses), and R$28,462 is related to monetary restatement, calculated based on Selic rate since January 1996, recorded in financial income (expense). The procedure adopted by the Company is in line with the law governing this matter and dominant jurisprudence in Higher Courts.

As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$20,230 as of September 30, 2003 (R$22,478 as of June 30, 2003) resulted from that merger, and were recognized in Star One's financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders’ equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

a. Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b. Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c. Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

  Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future; and

  Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

The Company’s financial projections, which were approved by the Company’s Board of Directors and reviewed by the Company's Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

The referred financial projections to support the maintenance of the recorded amounts correspond to the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

The table below shows the schedule for realization of deferred fiscal assets recorded in the subsidiary Embratel:

Year/Period

October through December 2003	20,055
2004	134,663
2005	189,105
2006	129,657
2007	204,339
2008 through 2010	589,863
1,267,682

The Company’s Management is monitoring the evolution of deferred assets arising from temporary differences and tax losses and negative basis of social contribution. Hence, the Company is aware that, should future analysis and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

a. Better management of services, seeking to improve collectability of revenues and reducing costs associated with high bad debt rates (Note 13);

b. Launching of operations in the local telephony market as from December 2002 (Note 1);

c. Roll-over of debt with financial institutions (Note 19); and

d. Continuing efforts to reduce operational costs.

15.  INVESTMENTS

	Company

	September 30, 2003	June 30, 2003
Investments - at equity-
Empresa Brasileira de Telecomunicações S.A.	4,872,385	4,857,110
Ponape Telecomunicações Ltda.	10	10

Total	4,872,395	4,857,120

The consolidated investments as of September 30, 2003 and June 30, 2003, in the amount of R$81,564 and R$80,215, respectively, refer substantially to interests in international satellite companies.

Assets for Disposal

On June 6, 2003, the subsidiary Embratel celebrated an agreement with third parties for the sale of 100% of its participation in the share capital of Intelsat Ltd., in the amount of R$119,038, received in July 2003, plus exchange variation, in the amount of R$1,839. On June 30, 2003, the outstanding balance of this investment was R$137,717, and, therefore, the Company transferred the investment to current assets and recognized the loss of R$18,679 as non-operating result (Note 10). Intelsat Ltd. is a company which provides satellite services, located in Washington, D.C.

In September 2003, the subsidiary Embratel entered into an agreement with third parties for the sale of 100% of its participation in the share capital of Embratel Clearinghouse Ltda., for the amount of US$16,000. The aforementioned agreement was concluded on October 1, 2003. On September 30, 2003, the outstanding balance of this investment was R$2,946, and, therefore, the Company reclassified the investment to current assets. Embratel Clearinghouse Ltda. is a company which provides services of processing information on traffic and network usage to fixed and mobile phone operators, located in São Paulo.

16.  PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		September 30, 2003			June 30, 2003

	Annual depreciation rates (%)	Cost	Accumulated depreciation(3)	Net book Value	Net book Value

Switching equipment	10.00(4)	2,121,796	(850,221)	1,271,575	1,273,134
Transmission equipment	10.00 and 20.00	7,958,681	(4,219,369)	3,739,312	3,846,681
Buildings and ducts	4.00	1,333,840	(680,831)	653,009	631,859
Land	-	190,578	-	190,578	190,206
Other assets-
Sundry equipments (1)	10.00 and 20.00	641,668	(426,362)	215,306	211,857
Intangible (2)	4.00 to 20.00	849,333	(350,680)	498,653	470,343
Telecommunications	4.00, 5.00 and
Infrastructure	10.00	633,321	(432,053)	201,268	201,344
Construction in progress	-	456,851	-	456,851	543,391

Total		14,186,068	(6,959,516)	7,226,552	7,368,815

(1) Vehicles, IT infrastructure, furniture and fixtures.

(2) Software licenses and rights of way.

(3) On September 30, 2003, fully depreciated assets amount to R$2,272,563 (R$2,137,756 on June 30, 2003).

(4) The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment, and, consequently, since January 2003 switching equipment have been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002).

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services, as mentioned on Note 1, foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

As regards the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets pledged as a guarantee

As of September 30, 2003, the Company had real estate and other fixed assets, in the amount of R$674,526 (R$428,529 on June 30, 2003) listed and/or designated as guarantees in judicial claims.

c. Construction of the C-1 Satellite

In 2001, the subsidiary Star One S.A. signed an agreement for construction of the satellite “C-1”. The cost of the project was of US$126,105, and, according to the original 32-month schedule, would be completed in 2005. Based on the agreement, on September 30, 2003, the amount of R$154,254 (R$111,928 on June 30, 2003) related to the payment of 15% of the total costs estimated for the project, plus other building costs incurred until that date, was recorded under the heading Construction in Progress.

In November 2002, the subsidiary Star One and the contractor agreed to revise technical specifications of satellite C-1, in order to optimize the benefits of this investment. During the final revisions to the specifications, the contractor worked only on the items not affected by possible changes.

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition in orbit of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000. The satellite will have 28 C band and 14 Ku band transponders.

The agreements entered into force on September 30, 2003, and the term for delivery of the satellite in orbit is 30 (thirty) months. The launching of the satellite is scheduled to occur at the end of 2005.

The amendment provides that, if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

17. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated

	September 30, 2003	June 30, 2003

Suppliers	1,040,498	954,534
Foreign administrators	222,704	227,362
Consignment for third-parties/other	255,335	247,380

Total	1,518,537	1,429,276

18. TAXES AND CONTRIBUTIONS

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Indirect taxes-
ICMS (value-added tax)	-	-	40,695	46,242
PIS/Cofins (social/finance contributions)	24	20	31,903	26,058
PIS/Pasep - in suspension	-	-	128,537	123,954
PIS/Cofins - judicial deposit in court (*)	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	9,077	8,015
Other	-	57	20,727	19,566

Income tax – estimate	-	-	60,070	39,182
Social contribution – estimate	-	-	21,498	14,016

Income tax/social contribution -
Law No, 8,200/91 – supplementary
monetary restatement	-	-	38,764	39,244

Total	12,540	12,593	366,301	331,307
Current	24	77	313,276	278,281
Noncurrent	12,516	12,516	53,025	53,026

(*) The Company is challenging the changes caused by Law No. 9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. Despite this challenge, the subsidiary Embratel continued to accrue the total amount of the tax liability and made judicial deposits in the period from August 1999 through April 2001. Since May 2001, based on jurisprudence, the Company decided to cease making deposits and started paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) No. 66 was issued, which permitted the liquidation of fiscal liabilities which were being challenged in court without the incidence of fines. The subsidiary Embratel then decided, based on this PM, to liquidate this liability, writing off taxes and social contributions provisioned for, in the amount of R$173 million, and the related judicial deposits in the same amount.

19. LOANS AND FINANCING

	Consolidated

	September 30, 2003			June 30, 2003

	Principal	Interest	Total	Total

Financial institutions	3,909,967	62,384	3,972,351	4,109,119
Suppliers	4,195	37	4,232	6,874
Total	3,914,162	62,421	3,976,583	4,115,993

Current	1,385,792	59,651	1,445,443	1,761,565
Noncurrent	2,528,370	2,770	2,531,140	2,354,428

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is hedged against devaluation of the Brazilian Real through “swap” operations (Note 25), as described below:

	Amount	%	Average cost of debt	Maturity

Current -
Hedged debt (notional amount) or in local currency	1,285,719	88.9	94.68% CDI p.a.	Up to 1.0 year
Unhedged debt	159,724	11.1	US$ + 6.99% p.a. in foreign currency (i)	Up to 1.0 year
Total short term debt	1,445,443	100.0

Noncurrent -
In local currency	830,528	32.8	119.55% CDI p.a.	Up to 4.8 years
Unhedged debt	1,700,612	67.2	US$ + 6.76% p.a. in foreign currency (i)	Up to 6.9 years
Total long term debt	2,531,140	100.0

Total-
Hedged debt (notional amount) or in local currency	2,116,247	53.2
Unhedged debt	1,860,336	46.8
Total debt (ii)	3,976,583	100.0

(i) Various interest rates in different currencies expressed in US Dollar equivalents as if all loans were US dollar denominated. The breakdown of debt by currency appears in item (c) of this note.

(ii)Net of receivable balance originated from hedge contracts – R$8,760 on September 30, 2003 (R$64,031 on June 30, 2003).

The Company's policy is to seek hedges with financial institutions for all new debt with maturity of less than three years. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

In March 2003, the roll-over of part of the loans with some banking institutions became effective, as described in item (f) below. The original characteristics of the rolled-over loans (maturities, interest rates and currencies) remained unchanged until the original maturity foreseen, and then the new terms became effective. Consequently, information disclosed in relation to the average cost of debt, breakdown by currency and noncurrent debt repayment schedules, reflect the status on the balance sheet date, which will be gradually adjusted to the financing program correspondent to the original maturity dates. Specifically in relation to currency, the banking institutions were given the option to swap the currency of the original loans.

a.  Mode/Objective

	September 30, 2003	June 30, 2003
Local currency -
Working capital	762,799	750,273
Permanent assets financing -
Financial institutions	365,022	31,994
Suppliers	-	1,686
Total in local currency	1,127,821	783,953

Foreign currency -
Working capital	1,158,356	1,667,889
Permanent assets financing -
Financial institutions	1,686,174	1,658,963
Suppliers	4,232	5,188
Total in foreign currency	2,848,762	3,332,040

b.  Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

Year	September 30, 2003
2004	187,564
2005	1,551,624
2006	366,309
2007	234,452
2008 and after	191,191
Total	2,531,140

c.  Breakdown by Currency

	September 30, 2003		June 30, 2003

Updated by	Exchange rate (in R$)	Amount	Exchange rate (in R$)	Amount

Real	-	1,127,821	-	783,953
US Dollar	2.923400	1,859,448	2.872000	2,284,316
French Franc	0,522866	67,236	0.50	216,900
German Mark	1.753626	11,995	1.701104	13,182
Euro	3.413300	150,123	-	-
Japanese Yen	0.026234	759,960	0.023989	817,642
Total		3,976,583		4,115,993

d.  Guarantees

Until the date of negotiation for the roll-over of debt, loans and financing operations were guaranteed primarily by promissory notes (though they do not represent real guarantees, these notes are executable instruments in cases of indebtedness) – see item (f) below for information on the new guarantees agreed.

e.  Financing of the construction of satellite – subsidiary Star One

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium agreed to Coface ("Compagnie Française d'Assurance pour le Commerce Extérieur"). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5 year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite C-1 was renegotiated due to the changes performed in the project, the price and the payments schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003.

This amendment, altering the former agreement, was signed with BNP Paribas (leading bank) and Societé Generale, with amounts equivalent to 85% of the price of the satellite C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount of the operation is US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum. Income tax due on remittances of interest will be due by the creditors.

The current agreement foresees the following guarantee clauses:

e.1.) Starting July 1, 2005, the subsidiary Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, the subsidiary Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

e.2.) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case subsidiary Star One delays the payments contractually scheduled;

e.3.) In the event of unavailability of the guarantee in the above mentioned item (e.1), there is the guarantee of the accounts receivable originated from the agreement signed between subsidiaries Embratel and Star One for the cession of spacial segment; and e.4.) In the event of unavailability of guarantees (e.1) and (e.3), as from July 1, 2006, the subsidiary Embratel, controlling shareholder of subsidiary Star One, is responsible for making deposits to the Debt Service Reserve Account, limited to US$122,337;

e.5.) During the term of the agreement, the subsidiary Embratel pledges to hold not less than 51% of the total shares with right of vote of subsidiary Star One;

e.6.) The subsidiary Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”).

The first portion of this loan, intro amount of R$30,473, was released on September 30, 2003.

f.  Roll-over of debt

On March 17, 2003, a program was completed for the roll-over the debt, in the amount of R$861,416.

In April 2003, new contracts were signed, in the amount of R$20,454, raising the rolled-over total amount to US$881,870, of which US$730,268 refer to loans which had the repayment dates postponed, some of them with principal to be paid in full and some others with principal to be paid in installments.
The major conditions of the agreement, on the date of the roll-over, are as follows:

f.1.)  Agreements with principal to be paid in full:

The outstanding balance shall be paid as follows: (i) 20% upon maturity, according to the original agreements, and part of it, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 given by the subsidiary Embratel or by one of its wholly-owned subsidiaries; (ii) 7 quarterly installments, corresponding to approximately 4.29% of the outstanding balance each; and (iii) 50% of the remainder in 2 years after the original maturity date.

f.2.)  Agreements with principal to be paid in installments:

The amortization scheduled according to the original agreements that would occur between the date of roll-over of debt and June 30, 2004 will not be made, and the accumulated amount of debt in the period will be equally divided by the number of watering installments provided in the original agreements, which will be duly paid.

f.3.)  Interest rates:

Debt by Currency:	Interest Rates:

Loans in US dollars	Libor + 4% p.a.
Loans in Japanese Yen	Yen Libor + 4% p.a.
Loans in Euro	Euro Libor + 4% p.a.
Loans in Brazilian reais	CDI + 4% p.a.

f.4.)  Main guarantees established, which were also extended to all creditor banks with outstanding loan agreements on the date of the roll-over of debt with “pari-passu” right of participation in guarantees, include part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

f.5.)  The subsidiary Embratel is bound by financial covenants to the creditor banks, on account of the rescheduled agreements involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

20.  PROVISION FOR CONTINGENCIES

In the normal course of business, the subsidiary Embratel is party to legal proceedings and potential discussions, which were or may be raised by the competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, subsidiary Embratel's Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies which have been evaluated as probable losses are provisioned in the financial statements, as follows:

	September 30, 2003	June 30, 2003
Commercial disputes with third parties (a)	14,287	14,036
Labor claims (b)	29,717	29,714
Other judicial claims (f)	6,500	6,500
Total provision for contingencies	50,504	50,250

a.  Commercial Disputes with Third Parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Court of Arbitration - ICA, Paris, where Embratel and another company were discussing credits and rights deriving from contractual infringements.

Since the arbitrators decided in favor of the other company, the Company accrued a provision in the amount of R$14,287 (R$14,036 on June 30, 2003) in its financial statements.

b.  Labor Claims

The provision for loss on labor claims amounted to R$29,717 on September 30, 2003 (R$29,714 on June 30, 2003). Such amount represents Management’s estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on September 30, 2003, in the amount of, approximately, R$28,900 (R$28,532 on June 30, 2003) related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

b.1  -  INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. On July 24, 2003, the Company was notified by the INSS with respect to of the new calculations and of the deposit that should be made, in the amount of R$2.699, understanding that such amount was not suspended, which motivated the judicial deposit, in view of the need to obtain a “Positive Debt Certification With Negative Effect”. The Company is currently disputing, with that Institute, the validity of the new calculations. In light of the good chances of success on the judicial appeal and in view of analyses conducted internally and by the Company’s Legal Advisors, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

c.  Tax Contingencies

c.1  -  Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments to such foreign companies for such services.

However, the Company has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991.

As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad.

Upon the aforementioned opinion of the Federal Revenue Agency (SRF), the Company was assessed by the SRF in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998.

Accordingly, the Company challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court regarding the non-incidence during this period likewise.

Regarding the administrative defense, on September 10, 2002, the SRF issued a sentence, still to be reviewed at the second administrative level, reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. During the first quarter of 2003, the Company conservatively recognized the referred updated amount (R$39,462) as an expense to income statement, not impairing the restitution of such amount in case of an awaited favorable judicial decision.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, a sentence was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The Company is currently challenging that first decision of the Judiciary, and a final decision is still pending.

Based on the opinion of the Company's Management and Legal Counsel, which considers that the probability of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

c.2  -   Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation.

In connection with this matter, in late March 1999, the SRF assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment.

On October 24, 2002, the first administrative level issued a decision which maintained the assessment. The Company appealed to the Taxpayers' Council against this decision, which is still pending.

On June 17, 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. The subsidiary Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The Company filed suit to challenge this decision. On October 22, 2003 a sentence on that appeal was issued by the Court, but the entire contents of which still remains unknown and unpublished. However, the Court’s understanding on that matter, opposite to that of the Company’s, is not a definitive one, and may be modified by the same Court.

Based on the opinion of the Company's Management and Legal Counsel, which consider the probability of loss as possible, the amounts arising from above mentioned assessments have not been accrued in the financial statements.

c.3  -  ICMS for Services Provided

Until the introduction of Complementary Law No. 87 of September 13, 1996 (Official Gazette of September 16, 1996), the Local Telecommunication Operating Companies invoiced and collected State Value-Added Tax ("ICMS") on Fixed Line Telecommunication Services, on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16, 1996, the telecommunications operating companies of the Telebrás System were instructed by Telebrás to no longer invoice and collect such tax on international outbound telephone traffic.

Currently, certain state tax authorities are fining local telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as partially or entirely exempt or non-taxable. Among the fines, those concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$478,000 as of September 30, 2003.

As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One received three assessments by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband internet services. Star One understands that there is no ICMS obligation on the referred services.

On August 14, 2003, susbsidiary Star One was notified of the decision at the first instance which kept the above mentioned assessment related to the cession of spacial segment in its full extent. Therefore, the Company has timely appealed at the administrative level, and a decision is still pending.

Due to the interpretation of Company’s management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no loss provision was recorded in the financial statements with respect to this dispute.

Meanwhile, the Company is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4  -  PIS/Cofins Taxes

On August 21, 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the Company. The Company filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, the Company appealed this decision before the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. There were substantial mistakes in the calculations of the tax auditor. As of July 26, 2002, in a decision at the first administrative level, the Company's understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim – R$122,000 – the Company appealed to a higher administrative level. On July 1, 2003, a decision of the Second Chamber of the Taxpayers Council was issued, requiring the claim to be returned to the first administrative level, in order for a sole judge to deliberate on an investigation requested by the Company.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the Company's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

d.  Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e.  Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The Company filed suit contesting the validity of the fine and, on April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the Company to pay the fine, but favoring the Company's request for lowering the amount from R$55,000 to R$50,000. The Company appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level. At the second judicial level, the Company prevailed, and the eventual appeals by the defendant party have no suspensive effect.

Based on the same facts, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the Company and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

The Company's management and its legal counsel consider that the probability of loss in these cases is only reasonably possible and consequently no loss provision was recorded in the financial statements.

f.  Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges.

Considering the current status of the lawsuits and the arguments presented by legal counsel, the Company evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

The subsidiary Embratel is also a defendant in two judicial claims against the Company for payment of amounts arising from interconnection agreements with two local operators, which totaled, approximately, R$520,200. This amount relates to disputed amounts from 2000.

Regarding the lawsuit filed in Rio de Janeiro, any current disputed amounts are now being deposited in court. The Company has already deposited the total of R$131,149 related to the months from August 2002 to August 2003. In October 2003, the Company made a deposit in the amount of R$5,691 related to September 2003. In the judicial claim filed by the other local operator, the Court has still not evaluated the request made to force the Company to pay currently disputed amounts, and the only deposit made was of R$47,315 concerning the invoices which were due in October, 2002.

Considering the terms of the agreements and legal arguments that support the Company’s position, as well as the counter-claims that the Company has against these companies, and also considering the initial phase of both claims, the Company and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

In April 2002, the subsidiary Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A – RODONORTE. Upon judgement of the aforementioned lawsuit, the Company started depositing the amount of the agreed installments. The Company and its Legal Counsel evaluate the probability of loss in this claim as possible.

21.  ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel sponsors two benefit plans in the forms of a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the first plan (the defined benefits plan) for the years of 2003 and 2002, is 19.8% of the participation salary of the active participants in this plan (13 participants on September 30, 2003).

Subsequent to the privatization, the Company created a defined contributions plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of September 30, 2003, the outstanding balance payable to Telos amounts to R$156,476 (R$155,353 on June 30, 2003).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned previdenciary pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On September 30, 2003, that liability amounted to R$232,576 (R$226,337 as of June 30, 2003).

Statement of changes in actuarial liabilities:

Actuarial liabilities as of June 30, 2003	381,690

Charges and interests on actuarial liabilities	17,987
Payments made in the period (defined contribution plan)	(10,625)
Actuarial liabilities as of September 30, 2003	389,052
Current	65,390
Noncurrent	323,662

Main actuarial assumptions used at balance sheet date:

a.  Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns for plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a.
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98(1)
(vi)	Health care cost trend rate	Inflation + 5.35% p.a.(2) = 10.6% p.a.

(1)   The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.
(2)   Decreasing to Inflation + 2.70% p.a. after 44 years.

b.  Other assumptions:

(i)	Table of general mortality rate	UP-94 with 4 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer table of entry into disability
(iv)	Turnover	Not used

22.  SHAREHOLDERS' EQUITY

a.  Capital Stock

The authorized capital on September 30, 2003 and June 30, 2003 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the third quarter of 2003. It is comprised of 334,399,028 thousand shares without par value, held (in-batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of September 30, 2003 (332,669,911 thousand shares) and June 30, 2003 (332,629,361 thousand shares), amounts to R$14.67 and R$14.62, respectively, per batches of one thousand shares, expressed in reais.

b. Income Reserves

Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

Unrealized Earnings Reserve

This reserve apparently originated from the Telebrás spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the terms foreseen in article 202 of the referred Law and the Company’s by-laws, which exceeds the net earnings for the period. Therefore, the amounts constituted from the issuance of Law No. 10,303/01 now represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

c. Treasury Shares

As of September 30, 2003, the Holding Company held 1,729,117 thousand of its own preferred shares in treasury (1,769,667 thousand preferred shares as of June 30, 2003), after the sale, in the third quarter of 2003, of 40,550 thousand of these shares.

The market value per lot of 1,000 preferred shares at the end of the third quarter of 2003, expressed in reais, was R$7.50.

d. Dividends and Interest on Capital

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is the higher (Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Company.

According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with the corporate law. The proposed dividends are appropriated at year-end.

e. Retained Earnings

Retained earnings were destined to permanent investments of the Company, duly documented in a budgetary appraisal approved by Management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986.

f. Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts issued in 2003 and 2002 grant directors and employees the option of acquiring preferred shares at market value on the grant date at the rate of 25% in each period, the first being after an eight-month period from the date the option was granted, and the other every January after 2003. The options must be exercised within 10 years of the grant date. Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

The contracts issued in 2003 and 2002 grant directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, at the rate of 1/3 (one third) in each period, after one year as from the grant date, and within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
Open options as of December 31, 1999	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)

Open options as of December 31, 2000	3,553,432

Options offered in 2001	3,106,904
Options sold in 2001	(13,333)
Options cancelled in 2001	(382,292)

Open options as of December 31, 2001	6,264,711

Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)
Open options as of December 31, 2002	7,884,429

Options offered in 2003	13,000
Options cancelled in 2003	(389,526)

Open options as of June 30, 2003	7,507,903

Options cancelled in 2003	(179,801)
Options sold in 2003	(40,550)

Open options as of September 30, 2003	7,287,552

Weighted average exercise price of the purchase options
on September 30, 2003 (per thousand shares, expressed in reais)	5.27

g. Reconciliation of Net Income (Loss) of the Company to those of the Consolidated Financial Statements

As of September 30, 2003 and 2002, the reconciliation between the Company’s net income (loss) for the period and the Consolidated net income (loss) is as follows:

	September 30,

	2003	2002

Company	154,754	(738,338)

Recognition by equity method on the Company of transactions directly recorded to the subsidiaries shareholders’ equity	(215)	54

Consolidated	154,539	(738,284)

23. TRANSACTIONS WITH RELATED PARTIES

After the privatization, the major transactions with related parties started being carried out with MCI, under normal market conditions for these types of operations. Balances receivable and payable as of September 30, 2003 and June 30, 2003, resulting from such transactions, are as follows:

	Consolidated

	September 30,	June 30,
	2003	2003

ASSETS
Current-
Foreign telecommunications operators
(telephony traffic)-
MCI	68,158	49,420
Other	603	413
Management fee – MCI	-	161

LIABILITIES
Current-
Foreign telecommunications operators
(telephony traffic)-
MCI	47,295	47,864
Proceda	271	228
Other telecom companies	2,266	2,099
Management fee – MCI	7,719	4,130
Other liabilities – MCI	4,817	4,269

	Consolidated

	September 30,

	2003	2002

INCOME STATEMENT
Net operating revenues-
International traffic MCI	99,424	94,183
International traffic others	674	-
Cost of services-
International traffic MCI	(57,104)	(56,495)
Proceda	(9,370)	(12,184)
General and administrative expenses-
Management fee – MCI	(10,339)	(27,560)
Consulting fees – MCI	(283)	(2,702)
Other	(655)	(547)
Financial expenses-
Management fee exchange variation	(1,260)	(36,062)

Under the terms of the concession contract with Anatel and as approved by the shareholders on November 18, 1998, in the nine-months periods ended September 30, 2003 and 2002, the amounts of R$10,339 and R$27,560, respectively, were charged to General and Administrative Expenses for consulting services rendered by MCI International, Inc.

24. INSURANCE

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

25. FINANCIAL INSTRUMENTS

a. Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedge policy, based on measuring the Company’s financial risk using the VaR (Value at Risk) factor.

b. Management of Risks

The daily market risk estimate is made through the use of statistical instruments, like the parametric Value at Risk (VaR), which makes possible to consolidate interest and exchange rate risks in a common and integrated measure applicable to all financing operations. Besides the VaR calculation, the Company uses the Stress-Test methodology, through which it is possible to estimate the loss in an extreme situation in the country’s macroeconomic scenario.

In this sense, a system has been developed which applies this methodology, named EBTaR (Embratel at Risk). Through this system, the Company also validates the VaR obtained, performing the Back Test using a historical one-year series.

c. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, as of September 30, 2003 and June 30, 2003, totaled R$732,832 and R$741,103, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

d. Criteria, Assumptions and Limitations in Market Value Calculations

- Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

- Loans and Financing and Swap (Hedge)

The market value is calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets .

- Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

	Consolidated

	September 30, 2003		June 30, 2003

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	3,967,823	3,942,794	4,051,962	3,962,172
Swap/Hedge	8,760	7,464	64,031	65,768

Liabilities	3,976,583	3,950,258	4,115,993	4,027,940

26. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE AS OF AND
FOR THE THIRD QUARTER OF 2003 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenues

				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Revenues	1,847,055	1,665,674	1,794,864	-2.8%	7.8%	5,585,515	5,169,280	-7.5%
Voice Services	1,325,145	1,150,424	1,270,769	-4.1%	10.5%	4,043,983	3,602,135	-10.9%
Data Services	455,409	438,061	437,343	-4.0%	-0.2%	1,361,815	1,330,610	-2.3%
Other Services	66,501	77,189	86,752	30.5%	12.4%	179,717	236,535	31.6%

Voice Services

				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Total Voice	1,325,145	1,150,424	1,270,769	-4.1%	10.5%	4,043,983	3,602,135	-10.9%
Domestic Long Distance	1,092,271	935,867	1,066,901	-2.3%	14.0%	3,345,954	2,957,452	-11.6%
International Long Distance	232,874	214,557	203,868	-12.5%	-5.0%	698,029	644,683	-7.6%

Domestic Long Distance

Tariff increases and SMP revenues led to overall revenue growth

Domestic long distance revenues rose 14 percent quarter-over-quarter to R$ 1.1 billion primarily due to entrance into a new market for long distance SMP services and tariff adjustments. Starting July 6, 2003 customers began to choose long distance carrier for each call originating from a cellular phone. The introduction of this calling mode is being done in phases and will be completed in the fourth quarter of 2003. It also represents a new revenue source for Embratel which more than offsets the loss of wholesale voice revenues from cellular operators. "We were pleased to enter this segment of the long distance market and leverage the strength of our brand to grow revenues", said Jorge Rodriguez, President of Embratel. Basic voice traffic declined partly due to substitution for advanced voice services, which continued to grow in the quarter, and partly due to competition.

Year-over-year domestic long distance revenues declined by 2.3 percent mainly due to lower traffic because of line blocking (despite net unblocking, the number of lines currently blocked still exceed those that were blocked at the end of the third quarter 2002) and competition.

Accumulated in the first nine months of the year, domestic long distance revenue was R$3.0 billion compared to R$3.3 billion in the first nine months of 2002. The decline in revenues is explained by the company's efforts to focus on recurring-profitable clients who are enabling it to grow revenues profitably. This involved preventing delinquent and fraudulent lines from using its services through line blocking. This factor and competition were the main impact on the year-over-year revenue decline.

International Long Distance

International long distance revenue was R$204 million in the third quarter of 2003 representing a 5.0 percent decline from the previous 2003 quarter. Inbound traffic continued to rise but settlement tariffs fell causing overall inbound revenues to decline. Outbound revenues, benefiting also from the use of international SMP, rose due to the tariff increase offsetting the decline in traffic.

Year-to-date, international revenue was R$645 million compared to R$698 million in the first nine months of 2002. This 7.6 percent decline resulted from lower traffic due to line blocking, to competition and to price declines.

Local Services

Embratel ended the third quarter of 2003 with 1,370 Vipline local service clients compared to approximately 900 in June 2003. One of the highlights among client additions was one of the country's main financial institutions. Services to Vipline clients are provided in more than 2000 sites and capacity made available to them also rose slightly more than 50 percent in the quarter.

Data Communication Services

				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Total Data	455,409	438,061	437,343	-4.0%	-0.2%	1,361,815	1,330,610	-2.3%
Data & Intemet	437,676	416,453	411,234	-6.0%	-1.3%	1,305,186	1,262,430	-3.3%
Wholesale	17,733	21,608	26,109	47.2%	20.8%	56,629	68,180	20.4%

Major contracts renewed this quarter

Embratel's data communications revenues (Data & Internet and wholesale) were R$437 million in third quarter of 2003, remaining flat relative to the previous 2003 quarter. Compared to the same 2002 quarter, net data revenues declined 4.0 percent due to loss of contracts from merged entities (banking and cellular industries) and a generally weak performance of the Internet industry. The decline in Data & Internet revenues was partially offset by the growth in data wholesale revenues resulting from more capacity being made available to SMP providers.

Despite overall market weakness, Embratel has maintained or grown share in most segments of the market. During the quarter the company gained and renewed contracts with major credit card, financial institutions, retailers and car manufacturers.

Year-to-date, Embratel's data revenue were R$1.3 billion representing a decline of 2.3 percent compared to the first nine months of 2002. The main causes for the quarter-over-quarter and year-over-year reduction was the termination of the Service Agreement with the Internet provider UOL (see Press release 9/7/03) and general downturn in the ISP market.

Embratel’s satellite subsidiary continues to do well in both of its main businesses. In the transponder space rental, Star One recently renewed its contract with a large traditional client. In its innovative Internet broadband offering via satellite, it is having excellent acceptance among medium and small business and with government entities. Star One’s new satellite will be a hybrid with 28 C band transponders and 14 Ku band transponders with South American and transcontinental coverage. These capabilities will allow this business to expand once the satellite is launched in late 2005.

Embratel's launch of ISP gains momentum.

Embratel's own free Internet service provider - Click 21™, launched last quarter, has gained over 200,000 subscribers in the first month and a half of nationwide launch. This rapid subscriber growth indicates the provider’s superior quality (storage capacity, fast access, anti-spam and anti-virus features) is being recognized by customers.

Just last week, Embratel launched Click21 Top™, a paid Internet provider service. Click21 Top is a unique offering for small and medium companies of up to 500 employees located in more than 100 Brazilian cities. Embratel will enable these companies to obtain in a single provider a complete Internet solution including - own-domain, automatic email anti-virus, tools to develop their own home-page and send faxes as well as exclusive content. Clients of Click21 Top will benefit from Embratel service quality.

EBITDA

EBITDA growth and margin improvement continues

				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Revenues	1,847,055	1,665,674	1,794,864	-2.8%	7.8%	5,585,515	5,169,280	-7.5%

Cost of Services	(1,241,699)	(1,111,771)	(1,200,198)	-3.3%	8.0%	(3,760,504)	(3,468,043)	-7.8%
Operating Income (Expenses)	(451,492)	(462,376)	(327,785)	-27.4%	-29.1%	(1,544,455)	(1,265,576)	-18.1%

Operating Income before Interest	153,864	91,527	266,881	73.5%	191.6%	280,556	435,661	55.3%
Depreciation and Amortization	288,587	287,333	286,070	-0.9%	-0.4%	841,601	864,993	2.8%

Operating Income before Interest, Depreciation and Amortization (Ebitda)	442,451*	378,860	552,951	25.0%	46.0%	1,122,157	1,300,654	15.9%
Ebitda Margin	24.00%	22.70%	30.80%	6.9 p.p	8.1 p.p	20.10%	25.20%	5.1 p.p

*Note: Third quarter 2002 EBITDA was adjusted to provide a consistent comparison with the third quarter 2003 EBITDA after reclassification.

EBITDA rose to R$553 million in the third quarter of 2003 compared to R$379 million in the previous 2003 quarter. EBITDA in the third quarter of 2002 was R$442 million.

Following market practice, Embratel reclassified certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. Previously, these expenses were classified either as third party or as taxes both under G & A expenses. The above mentioned reclassification totaled R$51 million for the first nine months of 2003 and were fully charged to the third quarter 2003 financial expense account. A corresponding R$80 million charge relative to the first nine months of 2002 was also reclassified in the third quarter 2002 income statement for comparison purposes.

EBITDA margin rose to 30.8 percent in the third quarter of 2003 from 22.7 percent in the previous 2003 and 24 percent in the third quarter of 2002.

The improvement in EBITDA resulted from stronger revenues, continued decreases in allowance for doubtful accounts, reduction in personnel expenses and lower third party expenses, which more than offset the increase in interconnection costs. Better operating performance alone contributed to a 2.8 percentage point EBITDA margin growth. "Our operating improvement has been consistent over three consecutive quarters", said Jorge Rodriguez, Embratel's President. Another factor that led to a further increase in the EBITDA of the third quarter 2003 was a non-recurring reversal of ICMS provision and Cofins taxes credited to the other operating income account. Lastly, the reclassification mentioned above also impacted EBITDA. Had neither the tax reversal nor the reclassification been made, EBITDA would have been R$458 million, representing an EBITDA margin of 25.5 percent. Exhibit 13 below depicts the major variables that influenced the third quarter 2003 EBITDA.

		2Q03
EBITDA Evolution	R$ Thous.	EBITDA Margin

(A) 2Q03 EBITDA	378,860	22.7%
3Q03 vs 2Q03:
(B) Additonal Net Revenues	129,190
(C) Sub-Total 1 (C = A + B)	508,050

(D) Increase in Interconnection & Facilities Costs	77,054	Implicit 3Q03	Increase Over
(E) Reduction in Allowance for Doubtful Accounts + Reduction in Personnel and Employee's Profit Sharing - Increase in Other Costs & Expenses	17,704	EBITDA Margin	2Q03 EBITDA Margin
(F) Sub-Total 2 (F = C - D + E)	448,700	25.0%	2.3 pp

		Implicit 3Q03	Increase Over
(G) 3Q03 vs 2Q03 Reduction in Third-Party Services & Taxes*	9,124	EBITDA Margin	2Q03 EBITDA Margin
(H) Sub-Total 3 (H = F + G)	457,824	25.5%	2.8 pp

		Implicit 3Q03	Increase Over
(I) 3Q03 vs 2Q03 Increase in Other Operating Income (Inlcuding the ICMs and Cofins Reversal)	44,363	EBITDA Margin	2Q03 EBITDA Margin
(J) Sub-Total 4 (J = H + I)	502,187	28.0%	5.2 pp

		Reported 3Q03	Increase Over
(K) *Reclassification of Financial Transaction Related Taxes & Expenses	50,764	EBITDA Margin	2Q03 EBITDA Margin
(L) Reported 3Q03 EBITDA (L = K + J)	552,951	30.8%	8.1 pp

Allowance for doubtful accounts dropped for the seventh consecutive quarter to R$81 million, or 3.4 percent of gross revenues (4.5 percent of net revenues). Compared to the third quarter of 2002, this provision fell by 47.2 percent. Since SMP is collected entirely through co-billing, delinquency patterns are subject to the cellular company's objectives, quality standards and efficiency in managing bad debt and fraud on post-paid services. This is a new market for Embratel and the company may make adjustments as the SMP long distance carrier selection process (which has only been in place since July 6, 2003) matures.

Personnel expenses, which in the second quarter of 2003 had been increased by severance payments related to the outsourcing of our IT services to IBM, fell by R$18.4 million quarter-over-quarter and by R$7 million year-over-year. Expenses with third party services fell to R$216 million from R$230 million in the second quarter of 2003. In the third quarter of 2002 third-party expenses were R$ 248 million.

Interconnection costs increased to R$826 million in the third quarter of 2003. This increase results from higher SMP traffic (which has a higher telco cost) and interconnection tariff increases. As a result, telco margin rose to 46 percent in the third quarter of 2003 when compared to 45 percent of net revenues in the previous 2003 quarter. Compared to the same 2002 quarter, telco ratio declined by more than a percentage point.

In the nine months ending September 30, 2003, EBITDA reached 1.3 billion representing a growth of 15.9 percent when compared to the same 2002 period. EBITDA margin (adjusted for the reclassification) rose to 25.2 percent compared to 20.1 percent in the first nine months of 2002. The margin improvement results from improved telco ratio and lower allowance for doubtful receivables.

EBIT

In the third quarter of 2003, EBIT was R$267 million compared to R$92 million in the previous 2003 quarter and R$154 million in the third quarter of 2002.

Year-to-date EBIT was R$436 million representing an operating margin of 8.4 percent and an 55.3 percent increase when compared to the first nine months of 2002.

Net Income

				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Income/(Loss)	(549,644)	128,378	15,493	nm	-87.9%	(738,284)	154,539	nm
Shares Outstanding (million shares)	332,629	332,629	332,670	--	0.01%	332,629	332,670	0.0%
Earnings per 1000 shares (R$)	(1.65)	0.39	0.05	nm	-87.9%	(2.22)	0.46	nm

Net income was R$15 million in the third quarter of 2003 compared to a net income of R$128 million in the second quarter of 2003 and a loss of R$550 million in the third quarter of 2002. The quarter-over quarter decline in earnings results from the impact of the depreciation of the Real vis-a-vis the foreign currencies on the company’s unhedged foreign currency debt. The Real depreciated against the US dollar and the Yen between June 30, and September 30, 2003. Compared to the third quarter of 2002, the improvement in net income results from the appreciation of the Real. Between September 30, 2002 and September 30, 2003, the Brazilian currency appreciated relative to the US dollar, 25 percent.

Note that financial expense in the quarter were R$164 million. Of this amount, R$51 million represent expenses related financial transactions such as taxes and expenses reclassified under financial expenses as explained above, and R$113 million were the actual interest expenses comparable to the R$108 million financial expenses of the previous 2003 quarter. In the third quarter 2002, financial expenses would have been R$172 million of which R$80 million are reclassified financial expense related taxes and expenses and the remaining R$92 million are interest expenses per se.

Net income in the first nine months of the year was R$155 million compared to a loss of R$738 million in the same period of the prior year.

Financial Position

Cash position on September 30, 2003 was R$685 million. Embratel ended the quarter with a total outstanding debt of R$4.0 billion. Net debt fell to R$3.3 billion from R$3.4 billion in the previous 2003 quarter. Short term debt (accrued interest, short term debt and current maturity long term debt in the next 12 months) is R$1.4 billion of which R$478 million is part of the financing agreement and therefore will be rolled over for a period of 2 years at each original maturity.

During the quarter Embratel repaid R$187 million of debt, net of new additions, reducing the company's overall outstanding debt. "Our improved cash generation has permitted us to reduce outstanding debt for the third consecutive quarter", said Norbert Glatt, CFO of Embratel. Approximately 86 percent of the debt that matured and was rolled over in the third quarter of 2003 was converted into Reais. Exhibit 21 below has the breakout of Embratel's hedged and Reais debt and respective cost as well as the foreign currency debt and its cost.

	June 30, 2003		Sep 30, 2003

Embratel Participações S.A.	Amounts in		Amounts in		Average Cost	Maturity
	R$ thousands	%	R$ thousands	%	of Debt

Hedged and reais short term debt	1,121,933	63.7%	1,285,719	88.9%	94.68% CDI	up to 1.0 year(s)
Unhedged short term debt	639,632	36.3%	159,724	11.1%	US$ + 6.99%	up to 1.0 year(s)
Total Short Term Debt	1,761,565	42.8%	1,445,443	36.3%

Hedged and reais long term debt	625,121	26.6%	830,528	32.8%	119.55% CDI	up to 4.8 year(s)
Unhedged long term debt	1,729,307	73.4%	1,700,612	67.2%	US$ + 6.76%	up to 6.9 year(s)
Total Long Term Debt	2,354,428	57.2%	2,531,140	63.7%

Hedged and reais total debt	1,747,054	42.4%	2,116,247	53.2%
Unhedged total debt	2,368,939	57.6%	1,860,336	46.8%
Total Total Debt	4,115,993	100.0%	3,976,583	100.0%

Note: The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

The financing for the Star One new satellite - approximately US$200 million (10 year tenor at an all-in-cost of US$ + 5.8 percent) has already been secured and will gradually be disbursed as the construction phases of the satellite are completed.

Receivables

The company's net receivable position on September 30, 2003 was R$1.5 billion. The increase in receivables is associated with the growth in voice revenues. The voice aging profile has continued to improve: 80.9 percent of net voice receivables were current at the end of the third quarter of 2003 compared to 75.7 percent at the end of the second quarter 2003. Despite the increase in receivables, days-sales-outstanding, based on net receivables, remained at the same level as in the previous quarter: 60 days compared to 59 days in the second quarter of 2003.

	Gross Receivables
Embratel Participações SA	R$ thousands

R$ thousands	Sep 30 2003	Jun 30 2003

Account Receivables
Voice Services	2,641,515	2,470,196
Data, Telco and Other Services	638,137	592,577
Foreign Administrations	211,466	215,248
Gross Receivables	3,491,118	3,278,021
Allowance for Doubtful Accounts	(1,944,283)	(1,864,967)
Net Receivables	1,546,835	1,413,059

	Net Account Receivables
Embratel Participações SA	2003
R$ thousands	Sep 30	Jun 30

Voice Services	825,257	728,003
Current	80.9%	75.7%
1-60 days	13.8%	18.0%
61-120 days	5.3%	6.3%
> 120 days	0	0

Capex

Total capital expenditures in the quarter were R$141 million. The breakout of this expenditure is the following: local infrastructure and access – 16.3 percent (including PPIs); data and Internet services – 23.0 percent; network infrastructure – 2.1 percent, others - 23.0 percent and Star One - 35.6 percent. Accumulated capex in the first nine months of 2003 was R$283 million. We expect that total capex for 2003 to remain below R$600 million.

Regulatory

Tariffs

On June 27, 2003 Anatel approved average tariff increase using the IGP-DI index as established in the concession agreements. This rate increase was challenged by public authorities in the Brazilian Courts. The rate increase currently in place is based on an injunction dated September 11, 2003 rendered by a Federal Court which altered the IGP-DI index to the IPCA index in the concession contract formula. As such, consumer tariffs as well as interconnection rates were allowed to increase by the IPCA minus the productivity factor. This issue is still subject to an ongoing judicial process and a final decision.

M&A Activity

Early fourth quarter of 2003, Embratel concluded the sale of its Clearinghouse subsidiary. The sale of this asset combined with the sale of its participation in Intelsat in the previous quarter raised US$57 million of cash.

Embratel no longer expects to acquire AT & T Latin America´s five subsidiaries in South America. The company actively participated in this Chapter 11, 363 sale process, up to the point where it thought the acquisition price was consistent and accretive to its business.

The Vesper acquisition has made progress and documentation has been filed to obtain approval for the transaction with the regulatory agencies.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais, except for share data)

	September 30,

	2003	2002

GROSS OPERATING REVENUE
Telecommunications services	6,712,929	7,229,276
Gross revenue deductions	(1,543,649)	(1,643,761)

Net operating revenue	5,169,280	5,585,515
Cost of services	(3,468,043)	(3,760,504)

Gross profit	1,701,237	1,825,011

OPERATING REVENUES (EXPENSES)	(1,262,421)	(1,541,678)

Selling expenses	(585,264)	(825,480)
General and administrative expenses	(737,240)	(730,861)
Other operating revenues, net	60,083	14,663

OPERATING INCOME BEFORE FINANCIAL INCOME(EXPENSE)	438,816	283,333
Financial income (expense), net	1,892	(1,705,106)

OPERATING INCOME (LOSS)	440,708	(1,421,773)
Extraordinary non-operating income	-	198,131
Other non-operating income (expense), net	(166,053)	11,626

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	274,655	(1,212,016)
Income tax and social contribution on profits	(95,053)	475,106
Minority interest	(23,319)	(9,905)

NET INCOME (LOSS) FOR THE PERIOD	156,283	(746,815)

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844

NET INCOME (LOSS) PER THOUSAND SHARES IN R$	33.08	(158.09)

The accompanying notes are an integral part of the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.